Sit Investment Associates

Mutual Funds Newsletter

Summer 2013

Manage Risk With Asset Allocations

Asset allocation is a very important part of risk management within an investment portfolio. By investing in multiple asset classes, such as stocks, bonds, real estate, etc., that do not have closely correlated returns, investors can lower the variability of the returns that their portfolio experience over time. After an allocation method has been selected, periodically rebalancing the portfolio becomes an integral component to this process.

Through different allocation and diversification strategies, it may be possible to create portfolios with reduced risk (as measured by return variability) that can produce more consistent returns. For example, the S&P 500® Index, which is often used as a proxy for U.S. large cap stocks, fluctuated in annual returns from a low of -37.00% (2008) to a high of 26.47% (2009) for the five years ended December 31, 2012, while the Barclays U.S. Aggregate Bond Index, a proxy for the U.S. taxable bond market, only fluctuated between +4.22% (2012) and +7.84% (2011) over the same time period. During the calendar year of 2008, a portfolio comprised of holdings from both indices would have experienced a smaller decline than one made up entirely of the S&P 500 Index. In 2012, investing only in bonds (as defined by the Barclays U.S. Aggregate Bond Index) would have produced a positive return of 4.22%, but adding stocks to the equation would have increased the return on a portfolio for that year.

Rebalancing portfolios on a regular basis not only keeps an investor's risk tolerance in line, but it also creates a built in "buy low, sell high" strategy by forcing a partial sale of investments that have appreciated and purchasing ones that have depreciated in value.

The main goal of asset allocation is to earn a targeted return over time while reducing the overall variability, or risk, of the portfolio value. Stable returns can benefit investors by making financial planning and budgeting easier as cash flow or asset growth is more consistent. This may also reduce ill-timed buy-and-sell decisions or changes to the portfolio that investors sometimes make because of strong emotional reactions to large swings in market values.

It is essential that investors identify their objectives, risk tolerance and time horizon before selecting various asset classes to include in their portfolios. Once these factors are determined, investors set the appropriate weighting for each asset class as well as which individual selections to utilize (small cap stocks, foreign stocks, short-term bonds, high yield bonds, etc.). Several charts illustrating sample weightings are presented at the bottom of this page to help guide investors with differing time horizons and risk tolerances.

Generally, the "current income" portfolio will be most appropriate for investors who need to generate income from the portfolio or those with a short time horizon, as the higher-weighted applicable investments in that model tend to have less variation in their returns. As investors move towards higher growth portfolio allocations, larger changes in market values can be expected over short time frames as those portfolios are structured for long-term time horizons or for investors willing and able to take on more risk.

If you would like more information about Sit Funds and how they may fit into your portfolio planning, please call 800-332-5580 to speak with an Investor Services Representative.

Attend the annual shareholder luncheon on Monday, October 28th.

SEE BACK PAGE FOR DETAILS



Current Income
Stocks 30%
Bonds 70%
Income and Growth
Bonds 50%
Stocks 50%
Growth
Bonds 30%
Stocks 70%
High Growth
Bonds 20%
Stocks 80%
Lower Risk
Higher Risk

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



The third and final estimate of first quarter 2013 real GDP growth was revised down to +1.8% from the previous +2.4% forecast entirely due to a downward adjustment in personal consumption expenditures (PCE). Almost all of the revision came in PCE for services. Given that this is non-market-based spending, we are cautious about including any of this weakness in our forecast for the balance of the year.

Real personal spending grew +0.2% in May. April personal spending, however, was revised lower to -0.1%.

While housing has begun to contribute positively to growth, it has largely been offset by relatively weak corporate capital spending and a marked slowdown in federal government spending.

The number of jobs created in each of the past three quarters has been decelerating. The 626,000 jobs created in the fourth quarter of 2012 fell to 622,000 jobs in the first quarter of 2013 and to 589,000 in the second quarter of 2013. The unemployment rate remained at 7.6%, as the labor participation rate ticked up slightly.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased to +0.1%, which was below the consensus forecast of +0.2%. Core CPI, which excludes the volatile food and energy sectors, rose +0.2%, which matched the consensus estimate. We expect inflation to remain controlled for the foreseeable horizon.

The dollar continues to be strong against most currencies, as the U.S. remains one of the few attractive places in which to invest.

Fixed Income

Recent Federal Reserve commentary related to tapering the asset purchase program caused yields to rise significantly in the second quarter as the yield curve steepened. The 2-year, 10-year and 30-year U.S. Treasury Bond yields ended the quarter at 0.36%, 2.49%, and 3.50%, increasing +12, +64, and +40 basis points, respectively.

The Barclays Aggregate Bond Index return for the quarter was -2.3%, with all of the Index's components posting negative returns. The best performing sector was asset-backed securities, primarily due to their shorter duration. The next best performing sector was U.S. Treasuries, which are not as susceptible to the widening yield spread movements as other credit-sensitive sectors. Speculation surrounding the Federal Reserve's exit strategy from accommodative policy, in addition to deleveraging by asset managers, caused an increase in market uncertainty in the second quarter. The sell-off in June dominated tax-exempt performance results for the second quarter and year to date, and it also took back much of the positive returns for the prior 12 months.

The rise in tax-exempt yields far outstripped the rise in Treasury yields during June and the quarter. Trending gradually lower until early May, tax-exempt yields then rose sharply following Federal Reserve's Chairman Bernanke's June 18 – 19 FOMC meeting. The rise in tax-exempt yields was exacerbated by a large and rapid increase in fund outflows beginning in early June and a moderately heavy supply. The tax-exempt yield curve also steepened with the rise in yields. As of June 30, 2013, relative yield ratios of high-grade tax-exempts at 100% or higher, compared to similar duration Treasuries, were well above their historical averages.

The recent rise in yields has created dislocations in the tax-exempt market that we believe will allow us to opportunistically find very attractive relative value. We continue to maintain tax-exempt portfolio durations longer than their benchmarks as a result of the steepening yield curve.

We expect sustained, albeit slow, domestic economic growth going forward. Taxable fixed income portfolios are positioned defensively, as the Federal Reserve becomes less accommodative and further deleveraging will likely cause yields to rise further. We continue to invest in higher-rated sectors that should outperform in the event of further dislocations caused by the recent volatility in financial markets.

Equity

Domestic equity markets experienced the best first half performance since the 1990s, despite consolidating in June. The S&P 500® Index's -1.3% decline in June impacted its +2.9% gain for the quarter. The technology-laden NASDAQ OTC Composite was up +4.2% for the second quarter, despite a -1.5% decline in June. In both the quarter and the first half of the year, Small cap outperformed large cap stocks. Small cap growth stocks outperformed their value counterparts for the six-month period, while large and medium cap growth issues underperformed their value brethren.

The U.S. ranked third out of 33 world equity markets for the first half of 2013, following Japan and Ireland, respectively. Switzerland and Indonesia were also within the top 5 performers for the period.

We believe the U.S. will continue to muddle through the current recovery at a subpar rate of growth, and we expect the anticipation of the Fed's QE tapering to cause differentiation among companies that execute and generate earnings growth in this challenging environment. Against this backdrop, we continue to believe it is appropriate to maintain a highly diversified, high quality bias within the Funds. Our emphasis remains on companies with strong balance sheets and high free cash flow generation.

We continue to believe equity valuations are attractive in many regions outside the U.S. Global trends will continue to have a direct impact on both our domestic economy and financial markets. We are beginning to see signs of stabilization in the European economy and financial markets, and we are somewhat encouraged by emerging signs of stability in the regional economy. We continue to focus on European companies with a global presence. Japan's solid improvement in GDP, driven by both improved industrial and consumer activity, is encouraging, but the long-term sustainability is unclear. Therefore, we remain underweight in Japan in our global Funds. While China has been an engine for growth in Asia and the entire global economy, new government officials are pushing for structural reforms. We expect these efforts to have the effect of slowing economic growth from the very rapid pace experienced over the past several years. As a result, we have an increasingly cautious, more defensive view of the Chinese economy.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Master of Business Administration from the Harvard Graduate School of Business.

IRS and 501(c)(4) Organizations **by Steve Benjamin, CEBS, CRPC**

News that the IRS allegedly targeted conservative groups has brought attention to 501(c)(4) organizations and, for many Americans, diminished confidence in the IRS.

Speaking at an American Bar Association meeting in Washington, D. C., on May 10, 2013, Lois Lerner, the IRS Director of Tax Exempt Organizations, publicly apologized to "Tea Party" and other conservative groups for the extra scrutiny that these applicants received after applying for tax-exempt status under IRC Section 501(c)(4).

Lerner stated that between 2010 and 2012 certain IRS employees singled out these groups in an "incorrect, insensitive, and inappropriate" manner. She said that the questions posed to these groups were unnecessary and resulted in inappropriate, lengthy delays in the review process. (See box below for findings from the May 14, 2013 Treasury Inspector General's Report of his IRS investigation.)

What is a 501(c)(4)?

In general, a 501(c)(4) organization is a group that operates exclusively for the promotion of social welfare and is primarily engaged in promoting the common good and general welfare of the community. The history of the statute traces back to the Revenue Act of 1913 and over the years, the IRS has granted these organizations a greater voice in politics. Specifically, a 501(c)(4) organization may now support or oppose a candidate for public office, directly or indirectly, as long as its activities are not substantial. Importantly, the organization is not required to reveal the names of its donors.

The IRS has acknowledged that Section 501(c)(4) "remains in some degree a catch-all for presumptively beneficial non-profit organizations that resist classification under the other exempting provisions of the Code. Unfortunately, this condition exists because 'social welfare' is inherently an abstruse concept that continues to defy precise definition." Consequently, the IRS has had difficulty in developing objective procedures to determine whether an organization qualifies for 501(c)(4) status.

Without a definitive checklist of criteria to determine eligibility, the IRS must determine whether an organization is "primarily engaged" in promoting social welfare by using a "facts and circumstances" test. A 1974 IRS ruling said relevant factors should include the amount of funds received from events and (the amount) devoted to particular activities, the resources used in conducting activities, the amount of time devoted to activities by staff and volunteers, the manner in which the organization's activities are conducted, and the purposes furthered by the various activities. Within these guidelines, it would appear there is risk for subjective interpretation of information received, but the real danger is in applying these criteria to one group and not another.

There is controversy regarding some 501(c)(4) groups. For example, critics have suggested that Organizing for Action (which advocates for the agenda of President Obama) and Crossroads GPS (a conservative group influenced by Karl Rove) are not bona fide 501(c)(4) groups because they spend a substantial amount of their time and money supporting or opposing candidates that are in, or running for, public office.

On June 24, 2013, in both a response to the controversy and in an effort to provide clarity to Section 501(c)(4), the IRS released an optional, expedited process for those groups awaiting 501(c)(4) certification. An organization may now be assured of 501(c)(4) status if, for all past, present and future years, the organization certifies that 60% or more of its expenses and time are devoted to social welfare activity and less than 40% of its expenses and time are devoted to political campaign activity.

Many Americans, including legal experts, are troubled that conservative groups appear to have been singled out for extra scrutiny and that the IRS may be using its authority to advance a political agenda. As a non-partisan government agency, the IRS should strive to act as fairly and objectively as possible, regardless of which political party is in power.

Treasury Inspector General's Report, May 14, 2013

Criteria used to target certain groups:

- Names in applications that included "Tea Party", "Patriots", "9/12 Project", or other "political-sounding" names.
- Issues listed in application that involved government spending, government debt or taxes.
- Statements in the application that were critical of how the country was run.
- Statement in the application of intent to educate the public to help "make America a better place to live."

Unnecessary Information Requested by the IRS

- Names of past and future donors.
- Types of conversations held at organization meetings.
- A list of issues important to the organization and its position on those issues.
- Organization director's political affiliation, relationship with political party-related organizations and whether he/she has run (or intends to run) for public office.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit U.S. Government Securities Fund

As of June 30, 2013

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Mark H. Book, CFA, 26 years
Bryce A. Doty, CFA, 23 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
U.S. Government Securities	**-1.48**	**-0.84**	**2.02**	**3.67**	**3.85**	**6.04**	**0.83**	**1.29**
Barclays Interm. Gov't Index	-1.37	-0.59	2.33	3.80	3.70	6.21		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
U.S. Government Securities	**3.35**	**2.49**	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-1.75**
Barclays Interm. Gov't Index	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-1.23

PORTFOLIO SECTOR ALLOCATION (%)

CMO	46.7
FNMA Pass-Through	24.3
FHLMC Pass-Through	11.6
GNMA Pass-Through	10.0
Asset-Backed	4.3
SBA Pass-Through	0.7
Cash & Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,199.1
Average Maturity:	21.4 Years
Effective Duration:	2.8 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of June 30, 2013

FUND PERFORMANCE (%)

	Annualized Returns				
	3 Month	1 Year	Since Inception	30-Day SEC Yield[(1)]	12-Month Dist. Rate[(1)]
Quality Income	**-0.14**	**--**	**0.24**	**1.02**	**--**
Barclays U.S. 1-3 Gov't/Credit Index	-0.13	--	0.07		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	YTD 2013
Quality Income	**0.24**
Barclays U.S. 1-3 Gov't/Credit Index	0.07

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	42.9
Corporate Bonds	16.1
Asset-Backed (non-agency)	13.6
Mortgage Pass-Through (Agy.)	8.7
CMO (non-agency)	4.2
Taxable Municipal	3.7
Cash & Other Net Assets	10.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$52.4
Average Maturity:	7.3 Years
Effective Duration:	0.3 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Mark H. Book, CFA, 26 years
Bryce A. Doty, CFA, 23 years
Christopher M. Rasmussen, CFA, 13 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of June 30, 2013

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Debra A. Sit, CFA, 31 years
Paul J. Jungquist, CFA, 19 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**-4.46**	**0.09**	**4.69**	**4.45**	**3.40**	**5.23**
Barclays 5-Year Muni Index	-1.71	0.24	3.27	4.86	3.86	5.51

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Tax-Free Income	**3.96**	**3.30**	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-3.68**
Barclays 5-Year Muni Index	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	-0.89

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.99
30-Day SEC Yield	4.34

Tax-Equivalent 30-Day Yields	
28.0% Tax Rate	6.03
36.8% Tax Rate	6.87
38.8% Tax Rate	7.09
43.4% Tax Rate	7.67

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	20.5
Multi Family Mortgage	16.2
Other Revenue	14.2
Education/Student Loan	11.3
Hospital / Health Care	7.7
General Obligation	6.4
Closed-End Mutual Funds	6.0
Insured	5.1
Sectors Less Than 5.0%	10.9
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$165.0
Average Maturity:	18.2 Years
Duration to Estimated Avg. Life:	6.6 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-equivalent yield** is based on the 30-Day SEC Yield at a federal tax rate of 43.4%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-3.02**	**0.21**	**4.91**	**5.30**	**4.29**	**4.91**
Barclays 5-Year Muni Bond Index	-1.71	0.24	3.27	4.86	3.86	4.76

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Minnesota Tax-Free Income	**3.68**	**4.44**	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-2.41**
Barclays 5-Year Muni Index	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	-0.89

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.23
30-Day SEC Yield	3.67

Tax-Equivalent 30-Day Yields	
35.09% Tax Rate	5.65
43.03% Tax Rate	6.44
44.83% Tax Rate	6.65
48.98% Tax Rate	7.19

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.1
Single Family Mortgage	17.3
Hospital / Health Care	17.2
Education/Student Loan	13.3
Other Revenue	8.5
Utility	5.0
Municipal Lease	3.8
Transportation	3.7
Sectors Less Than 3.0%	9.6
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$395.0
Average Maturity:	16.5 Years
Duration to Estimated Avg. Life:	5.1 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Debra A. Sit, CFA, 31 years
Paul J. Jungquist, CFA, 19 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-equivalent yield** is based on the 30-Day SEC Yield at a federal tax rate of 43.4% and a Minnesota tax rate of 7.85%, for an effective combined tax rate of 47.84%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of June 30, 2013

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Bryce A. Doty, CFA, 17 years
John M. Bernstein, CFA, 18 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**0.02**	**10.26**	**10.97**	**4.75**	**6.13**	**6.54**
S&P 500® Index	2.91	20.60	18.45	7.01	7.30	8.62
Barclays Aggregate Bond Index	-2.33	-0.69	3.51	5.19	4.52	5.87

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Balanced	**9.22**	**7.51**	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**6.66**
S&P 500® Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	13.82
Barclays Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84	4.22	-2.44

TOP HOLDINGS

Stocks

Company Name	**% of Net Assets**
Chevron Corp.	1.9
International Business Machines Corp.	1.7
Google, Inc.	1.7
Apple, Inc.	1.6
Marathon Petroleum Corp.	1.4

Bonds

Company Name	**% of Net Assets**
GNMA, 4.50%, 6/15/40	2.7
U.S. Treasury Strip, 3.09%, 8/15/20	1.8
U.S. Treasury Note, 1.75%, 5/15/23	1.0
U.S. Treasury Note, 2.75%, 11/15/42	0.8
EMC Corp., 3.38%, 6/1/23	0.7

PORTFOLIO ALLOCATION (%)

Stocks	63.7
Bonds	33.2
Cash and Other Net Assets	3.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$13.5
Number of Holdings:	184

Sit Large Cap Growth Fund

As of June 30, 2013

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**0.57**	**14.18**	**14.87**	**4.21**	**7.25**	**9.62**
Russell 1000® Growth Index	2.06	17.07	18.68	7.47	7.40	10.65

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Large Cap Growth	**12.79**	**9.59**	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**9.39**
Russell 1000® Growth Index	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	11.80

TOP TEN HOLDINGS

Company Name	% of Net Assets
Google, Inc.	3.9
International Business Machines Corp.	3.6
Apple, Inc.	3.3
Qualcomm, Inc.	2.2
Oracle Corp.	2.2

Company Name	% of Net Assets
PepsiCo, Inc.	2.1
Visa, Inc.	2.1
Coca-Cola Co.	1.9
Philip Morris International, Inc.	1.9
Ecolab, Inc.	1.8
Total	25.0

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	13.7
Technology Services	13.7
Health Technology	12.2
Retail Trade	10.6
Consumer Non-Durables	10.1
Producer Manufacturing	9.3
Consumer Services	4.6
Process Industries	4.0
Sectors Less Than 4.0%	20.4
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$196.3
Number of Holdings:	89
Wtd. Avg. Market Cap (Billions):	99.3
Median Market Cap (Billions):	43.8
Turnover Rate:	13.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Ronald D. Sit, CFA, 29 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of June 30, 2013

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 21 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**0.91**	**14.70**	**16.06**	**4.28**	**8.87**	**11.70**
Russell Midcap® Growth Index	2.87	22.88	19.53	7.61	9.94	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Mid Cap Growth	**17.02**	**15.27**	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**8.93**
Russell Midcap® Growth Index	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	14.70

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
TJX Cos., Inc.	2.6	Waste Connections, Inc.	1.9
ANSYS, Inc.	2.3	Macy's, Inc.	1.8
Ecolab, Inc.	2.2	Precision Castparts Corp.	1.8
Dunkin' Brands Group, Inc.	2.1	Ultimate Software Group, Inc.	1.7
Iconix Brand Group, Inc.	2.1	Ulta Salon Cosmetics & Fragrance, Inc.	1.7
		Total	20.2

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	10.9
Retail Trade	10.9
Technology Services	10.6
Finance	9.7
Health Technology	8.9
Process Industries	8.0
Electronic Technology	6.9
Industrial Services	5.7
Sectors Less Than 5.5%	26.1
Cash and Other Net Assets	2.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$152.1
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$13.9
Median Market Cap (Billions):	$9.4
Turnover Rate:	16.9 %

Sit Small Cap Growth Fund

As of June 30, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**2.06**	**14.08**	**16.94**	**5.99**	**8.75**	**10.59**
Russell 2000® Growth Index	3.74	23.67	19.97	8.89	9.62	7.28

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Small Cap Growth	**6.79**	**18.52**	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**10.24**
Russell 2000® Growth Index	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	17.44

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.8	ANSYS, Inc.	2.0
Gulfport Energy Corp.	2.5	Iconix Brand Group, Inc.	2.0
Dunkin' Brands Group, Inc.	2.2	Schweitzer-Mauduit International, Inc.	1.9
Affiliated Managers Group, Inc.	2.1	Chicago Bridge & Iron Co. NV	1.9
Snap-On, Inc.	2.1	Buffalo Wild Wings, Inc.	1.9
		Total	21.4

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 21 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	12.4
Producer Manufacturing	11.9
Health Technology	9.8
Finance	9.3
Industrial Services	7.4
Consumer Durables	6.2
Electronic Technology	6.1
Retail Trade	5.8
Sectors Less Than 5.5%	30.2
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$84.8
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$5.2
Median Market Cap (Billions):	$3.3
Turnover Rate:	28.4 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of June 30, 2013

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 23 years
- Kent L. Johnson, CFA, 24 years
- Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**1.68**	**19.77**	**18.11**	**7.80**	**8.72**	**1.64**	**1.70**
S&P 500® Index	2.91	20.60	18.45	7.01	6.11		
Class S Shares	**1.57**	**19.39**	**17.80**	**7.52**	**7.47**	**1.39**	**1.47**
S&P 500 Index	2.91	20.60	18.45	7.01	5.24		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Class I Shares	**10.91**	**9.41**	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**13.18**
Class S Shares	**n/a**	**n/a**	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**13.02**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	13.82

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Chevron Corp.	3.2	Microsoft Corp.	2.0
International Business Machines Corp.	2.5	JPMorgan Chase & Co.	2.0
Verizon Communications, Inc.	2.3	Procter & Gamble Co.	2.0
Johnson & Johnson	2.2	Pfizer, Inc.	1.9
PepsiCo, Inc.	2.1	Occidental Petroleum Corp.	1.7
		Total	22.0

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.3
Health Technology	11.6
Producer Manufacturing	10.8
Consumer Non-Durables	9.7
Electronic Technology	9.0
Energy Minerals	8.6
Retail Trade	5.7
Technology Services	4.9
Sectors Less Than 4.5%	23.7
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$920.3
S Share Assets (Millions):	$134.5
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	$88.6
Median Market Cap (Billions):	$34.0
Turnover Rate:	26.6 %

Sit Global Dividend Growth Fund

As of June 30, 2013

FUND PERFORMANCE (%)

	Annualized Returns				
	3 Month	1 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**-0.19**	**16.36**	**10.09**	**1.89**	**1.66**
Class S Shares	**-0.25**	**16.01**	**9.81**	**1.63**	**1.43**
Composite Index	1.38	19.90	7.42		
S&P 500® Index	2.91	20.60	9.39		
MSCI EAFE Index	-0.98	18.62	4.27		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	YTD 2013
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**8.26**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**8.13**
Composite Index	-21.11	28.67	12.21	-3.78	16.64	9.90
S&P 500 Index	-21.94	26.47	15.06	2.11	16.00	13.82
MSCI EAFE Index	-19.95	31.78	7.75	-12.14	17.32	4.10

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.3
Health Technology	11.1
Energy Minerals	10.3
Consumer Non-Durables	9.4
Producer Manufacturing	8.8
Retail Trade	7.9
Electronic Technology	6.6
Consumer Durables	4.6
Sectors Less Than 4.5%	25.2
Cash and Other Net Assets	2.8

PORTFOLIO COUNTRY ALLOCATION (%)

United States	58.5
United Kingdom	12.3
Switzerland	5.2
Ireland	3.9
Australia	2.5
Japan	2.3
Germany	2.2
Spain	2.0
8 Countries Less Than 2.0%	8.3
Cash and Other Assets	2.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Centrica, PLC	2.9
Chevron Corp.	2.7
Verizon Communications, Inc.	2.6
Covidien, PLC	2.1
GlaxoSmithKline, PLC, ADR	2.0
Johnson & Johnson	2.0
McDonald's Corp.	2.0
Diageo, PLC, ADR	2.0
Pfizer, Inc.	1.9
International Business Machines Corp.	1.7
Total	12.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$14.2
S Share Assets (Millions):	$3.3
Number of Holdings:	84
Wtd. Avg. Market Cap (Billions):	$91.0
Median Market Cap (Billions):	$52.2
Turnover Rate:	26.2 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Raymond E. Sit, 20 years
Michael J. Stellmacher, CFA, 22 years
Tasha M. Murdoff, 17 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composit Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of June 30, 2013

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Tasha M. Murdoff, 17 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-0.86**	**15.06**	**10.44**	**-1.93**	**5.93**	**3.88**
MSCI EAFE Growth Index	-1.20	18.67	10.85	-0.38	7.62	3.89

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
International Growth	**12.97**	**14.67**	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**2.24**
MSCI EAFE Growth Index	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	5.47

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.5
Producer Manufacturing	12.9
Consumer Non-Durables	11.6
Health Technology	11.2
Energy Minerals	7.6
Retail Trade	5.9
Consumer Durables	5.4
Electronic Technology	4.6
Sectors Less Than 4.5%	21.4
Cash and Other Net Assets	2.9

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	21.3
Switzerland	15.9
Japan	14.5
Germany	6.9
France	6.6
Australia	5.5
China/Hong Kong	3.6
Canada	3.1
13 Countries Less Than 3.1%	19.7
Cash and Other Assets	2.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.2
Diageo, PLC, ADR	3.0
Royal Dutch Shell, PLC, ADR	3.0
Centrica, PLC	2.9
British American Tobacco, PLC	2.8
Roche Holding AG	2.6
BHP Billiton, Ltd.	2.6
Syngenta AG	2.6
Pearson, PLC, ADR	2.5
Honda Motor Co., Ltd.	2.5
Total	27.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$20.9
Number of Holdings:	68
Wtd. Avg. Market Cap (Billions):	$60.8
Median Market Cap (Billions):	$34.6
Turnover Rate:	27.9 %

Sit Developing Markets Growth Fund

As of June 30, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**-7.81**	**0.36**	**1.90**	**-3.71**	**10.49**	**4.28**
MSCI Emerging Markets Index	-9.14	0.32	0.80	-2.86	10.95	3.61

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Developing Markets Growth	**16.54**	**33.77**	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**-8.99**
MSCI Emerging Markets Index	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-10.89

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.3
Consumer Non-Durables	12.1
Electronic Technology	10.5
Energy Minerals	10.5
Non-Energy Minerals	8.6
Retail Trade	7.9
Producer Manufacturing	7.8
Consumer Services	7.4
Sectors Less Than 7.0%	18.6
Cash and Other Net Assets	1.3

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	23.6
Brazil	20.3
South Korea	13.0
South Africa	8.8
Thailand	5.6
Taiwan	4.9
Australia	3.8
Mexico	2.8
10 Countries Less Than 2.8%	15.9
Cash and Other Assets	1.3

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Samsung Electronics Co., Ltd.	5.3
Cia de Bebidas das Americas, ADR	4.2
Hengan International Group Co., Ltd.	3.2
Embraer SA, ADR	3.2
Tencent Holdings, Ltd.	3.1
Bangkok Bank PCL	2.9
Naspers, Ltd.	2.9
BHP Billiton, Ltd., ADR	2.8
Banco Bradesco SA	2.8
CNOOC, Ltd., ADR	2.7
Total	33.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.6
Number of Holdings:	55
Wtd. Avg. Market Cap (Billions):	$35.1
Median Market Cap (Billions):	$17.3
Turnover Rate:	15.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years

Raymond E. Sit, 20 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

Asset Allocation • Investment Outlook and Strategy Summary • The IRS and 501(c)(4) Organizations • Second Quarter Fund Data • 2013 Annual Shareholder Luncheon

2013 Annual Shareholder Luncheon

The 2013 Sit Mutual Funds annual shareholder luncheon is Monday, October 28th at the Edina Country Club. Lunch will be served at 11:30 a.m. and the program will begin at 11:45 a.m. Roger Sit will speak about the firm's investment strategy and outlook. Economist Dr. Sidney Jones will speak about the economy and Congressman William Frenzel will discuss political issues. Fixed-Income President Mike Brilley will discuss the Sit bond funds. After their presentations, Portfolio Managers Kent Johnson and Debbie Sit will join the speakers to answer our guests' questions.

All shareholders are welcome to attend the luncheon. Invitations will be mailed to shareholders residing in Minnesota, Wisconsin, Iowa, North Dakota and South Dakota. If you reside outside those states, please call our meetings reservation number 612-359-2606 to let us know that you plan to attend.